SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 5)

J. ALEXANDER’S CORPORATION

(Name of Subject Company)

J. ALEXANDER’S CORPORATION

(Name of Person Filing Statement)

Common Stock (par value $.05 per share) with associated Series A

Junior Preferred Stock Purchase Rights

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

R. Gregory Lewis

3401 West End Avenue, Suite 260

P.O. Box 24300

Nashville, Tennessee 37202

(615) 269-1900

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

F. Mitchell Walker, Jr., Esq.

Lori B. Morgan, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), on August 6, 2012, and amended on August 7, 2012, August 13, 2012, August 20, 2012, and August 23, 2012 (which, together with this Amendment No. 5 and any subsequent amendments or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly owned subsidiary of Fidelity National Financial, Inc. (“Parent”), a Delaware corporation, pursuant to which Merger Sub has offered to purchase all of the outstanding shares of J. Alexander’s common stock at a price of $13.00 per share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Merger Sub with the Commission on August 6, 2012, and amended on August 23, 2012. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 5 is being filed to reflect certain additional information as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following disclosure immediately following the last paragraph under the subheading “–Background of the Offer and the Merger”:

During the week of August 20, 2012, the Company and its advisers engaged in discussions and negotiations with the advisers of Party G, concerning its proposal to acquire all of the outstanding shares of Company Common Stock at $14.00 per share in a two-step tender offer and merger transaction. As of August 27, 2012, the Board has not made a determination that Party G’s proposal to acquire all of the outstanding shares of Company Common Stock at $14.00 per share is a superior proposal.

On August 25, 2012, the Company received a request from Party F for the Board to authorize a waiver of certain obligations pursuant to its confidentiality agreement with the Company, to enable Party F to approach the Board with respect to an acquisition proposal, which was believed would be a “superior proposal,” as defined in the Merger Agreement with Fidelity. At a meeting of the Board on August 26, 2012, after consultation with Bass, Berry and Cary Street Partners, the Board determined that the failure to grant a limited waiver of the standstill provisions of the confidentiality agreement with Party F to enable Party F to make on a confidential basis an offer which would be expected to be a superior proposal, would be inconsistent with the Board’s fiduciary duties under applicable law, and the Board authorized the grant of a limited waiver. After the waiver was granted and communicated to Party F on August 26, 2012, Party F submitted a proposal to the Company to acquire all of the outstanding shares of Company Common Stock at $14.25 per share in a tender offer and merger transaction.

On August 26, 2012, upon consideration of Party F’s acquisition proposal and after consultation with Bass, Berry and Cary Street Partners, without modifying its current recommendation in support of the Merger Agreement with Fidelity and the transactions contemplated thereby, the Board determined that the failure to engage in negotiations with Party F regarding its acquisition proposal would be inconsistent with the Board’s fiduciary duties under applicable law and that Party F’s proposal is, as of August 27, 2012, deemed reasonably expected to result in a “superior proposal,” as defined in the Merger Agreement. Based on this determination, the Board authorized the Company’s management to engage in negotiations and discussions with Party F regarding its acquisition proposal for a two-step tender offer and merger transaction to acquire all of the outstanding shares of Company Common Stock at $14.25 per share.

Therefore, the Company is engaging in discussions and negotiations with Party F and its counsel, to address the specific terms of the proposal. There can be no assurance that a superior proposal will result or that definitive agreements will be reached between the parties.

As of August 27, 2012, the Board had not concluded that Party F’s proposal or Party G’s proposal is superior to the proposed transactions with Fidelity and, as a result, the Board continues to recommend that the shareholders of the Company accept the Fidelity tender offer, tender their Shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement, subject to the ability of the Company to make a “Recommendation Withdrawal” (as defined in the Merger Agreement) pursuant to the terms and in accordance with the Merger Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. Alexander’s Corporation

By:	/s/ R. Gregory Lewis
Name:	R. Gregory Lewis
Title:	Chief Financial Officer, Vice President of Finance and Secretary

Dated: August 27, 2012